SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 18 September 2006


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






Bank of Ireland announces Divisional restructuring

Bank of Ireland today announced the formation of a Capital Markets Division incorporating the present Wholesale Financial Services and the Asset Management Services operating divisions. This new alignment provides a strategic coherence for a number of the main growth businesses in the Group and reflects the objective of growing the Bank's skill-based businesses internationally.

Denis Donovan, currently Chief Executive of the Wholesale Financial Services Division, becomes Chief Executive of the new Capital Markets Division. Kevin Dolan, Chief Executive of Asset Management Services, having refocused this business by broadening the portfolio into the alternative asset classes with a number of key acquisitions, is returning to London to rejoin his family.

Making the announcement, Group Chief Executive Brian Goggin said: "Creating a Capital Markets Division is a logical strategic development of our ambitious international growth strategy. The major businesses contained in the new Capital Markets Division operate in most of the Bank's markets and require a common range of specialist skills. This structure provides the coherence and strategic focus necessary to ensure we capitalise on the investment we have made in talent development in this area over recent years."

"Denis Donovan brings the experience, energy and reputation for delivery to drive the Capital Markets Division forward. I am confident that his leadership will help realise our growth objectives in the international arena. I would like to sincerely thank Kevin Dolan for his contribution to the development of our Asset Management business over the past two years and I wish him well in his future business endeavours."

Denis Donovan has been Chief Executive of the Wholesale Financial Services Division since April 2003. From 1999 to 2003, Denis was CEO of Bank of Ireland Global Markets, with responsibility for Bank of Ireland's treasury, offshore and international banking operations. Prior to moving to Global Markets, Denis was Chief Operating Officer - International in Bank of Ireland Asset Management and played a pivotal role over 14 years in developing BIAM's international business.

18 September 2006

For further information contact:

Dan Loughrey Head of Group Corporate Communications 353 1 604 3833 Geraldine Deighan Head of Group Investor Relations 353 1 604 3501



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 18 September 2006